Paramount Energy Trust
500, 630 - 4th Avenue SW
Calgary, Alberta  T2P 0J9
Canada
(403) 269-4400

July 26, 2006

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
USA
Attention:  Filing Desk

Re:  Paramount Energy Trust – Registration Statement on Form 40-F and Appointment of Agent for Service of Process on Form F-X (File No. 0-52083)

Ladies and Gentlemen:

Paramount Energy Trust (the “Trust”) hereby requests the withdrawal of the (i) registration statement on Form 40-F and (ii) Appointment of Agent for Service of Process on Form F-X, each filed by the Trust with the Securities and Exchange Commission (the “Commission”) on June 27, 2006, and all exhibits filed therewith.  The Company has been requested to withdraw such filings by the Commission and to instead file with the Commission a Registration Statement on Form 8-A in order to register the Trust’s trust units pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.

If you have any questions regarding this application for withdrawal, please contact Daniel M. Miller of Dorsey & Whitney LLP at (604) 630-5199.

Sincerely,

PARAMOUNT ENERGY TRUST, by its administrator, Paramount Energy Operating Corp.

By:	/s/ Cameron R. Sebastian
	Name:	Cameron R. Sebastian
	Title:	Vice President, Finance and Chief Financial Officer

cc:  Mary Cascio, Securities and Exchange Commission